Supplement dated September 4, 2026, to the Annual Notice dated May 1, 2026, for Protective Investors Choice VUL, Protective Preserver, Protective Single Premium Plus, and

Protective Strategic Objectives VUL policies

issued by Protective Life Insurance Company

Protective Variable Life Separate Account

This Supplement amends certain information in your variable universal life policy Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus or by calling 1-800-265-1545.

The Sub-Adviser Research Affiliates LLC in the "APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY" section of the Annual Notice for the PIMCO VIT All Asset Portfolio is hereby deleted and replaced with Syzygy Asset Management.

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-265-1545. Please keep this Supplement for future reference.